

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Jeff Kistner
Interim Chief Financial Officer
Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, Iowa 50201

Re: Lincolnway Energy, LLC
Form 10-K Filed December 23, 2020
Exhibit No. 10.47
Form 8-K Filed October 15, 2020
Exhibit No. 10.1
Form 8-K Filed December 9, 2020
Exhibit No. 10.1
File No. 000-51764

Dear Mr. Kistner:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance